UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30353

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capitol Securities Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4050 Innslake Drive Suite 250

(No. and Street)

Glen Allen	**VA**	**23060**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Irina Zubov	**617-749-9944**	**izubov@capitolsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	**1839**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, IRINA ZUBOV _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAPITOL SECURITIES MANAGEMENT, INC. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
DIRECTOR OF FINANCE

Notary Public _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITOL SECURITIES MANAGEMENT, INC.

**FINANCIAL STATEMENTS AND
ACCOMPANYING INFORMATION**

As of and for the Year Ended December 31, 2023

And

Report of Independent Registered Public Accounting Firm

CAPITOL SECURITIES MANAGEMENT, INC.

TABLE OF CONTENTS



100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Capitol Securities Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capitol Securities Management, Inc.'s management. Our responsibility is to express an opinion on Capitol Securities Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capitol Securities Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Capitol Securities Management, Inc.'s financial statements. The supplemental information is the responsibility of Capitol Securities Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Capitol Securities Management, Inc.'s auditor since 2018.

Maitland, Florida

February 28, 2024

ASSETS

Cash and cash equivalents	2,800,715
Receivable from broker-dealers and clearing organization	570,813
Receivable other	87,873
Receivable – related party	444,291
Notes receivable - advisors	134,084
Property and equipment, net	118,110
ROU Assets	2,834,839
Notes receivable - advisors, net of current portion	339,496
Prepaids	153,065
Other assets	169,989
Deposit with clearing organizations	100,303
Total assets	7,753,577

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accounts payable	100,532
Accrued expenses	2,125,870
Total current liabilities	2,226,402

Non-Current Liabilities:

Deferred income tax payable	329,000
Lease Liability	2,898,593
Total non-current liabilities	3,227,593
Total liabilities	5,453,995

Stockholder's Equity

Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,853,400
Retained earnings	446,082
Total stockholder's equity	2,299,582
Total liabilities and stockholder's equity	7,753,577

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue		
Investment advisory fees	$	15,091,711
Commissions		10,876,445
Mutual fund and 12b-1 fees		6,382,497
Handling and service fees		1,127,736
Money market revenue share		2,395,660
Interest income		266,052
Total revenue		36,140,101
Expenses		
Commissions		24,296,110
Employee compensation and benefits		5,200,833
Floor brokerage, exchange, and clearance fees		1,393,829
Rent and utilities		944,186
Technology		419,054
Insurance		246,220
Licenses and compliance fees		343,061
Forgiveness of notes receivable-advisors		75,271
Other expenses		319,486
Professional fees		377,437
Office expense		119,270
Travel and entertainment		381,795
Telecommunications		118,933
Recruitment Costs		184,806
Client settlements		-
Depreciation		40,253
Taxes, other		68,575
Advertising		26,064
Interest		1,056
Total expenses		34,556,240
Income before income taxes		1,583,861
Provision for income taxes		497,000
Net income	$	1,086,861

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance at January 1, 2023	100	$ 100	$ 1,853,400	$ 201,386	$ 2,054,886
Net gain				244,696	244,696
Balance at December 31, 2023	100	$ 100	$ 1,853,400	$ 446,082	$ 2,299,582

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities	
Net income	$ 1,086,861
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation	40,253
Forgiveness of notes receivable-advisors	75,271
Decrease (increase) in operating assets	
Deposits with clearing organizations	(178)
Receivable from broker dealers and clearing organization	(296,116)
Prepaids	(26,821)
Notes receivable - advisors	(238,065)
ROU Leased Asset	533,151
Other assets	(343,317)
Increase (decrease) in operating liabilities	
Accounts payable	20,414
Accrued expenses	252,660
Lease Liability	(516,393)
Deferred rent	-
Net cash provided by operating activities	916,720
Cash flows from investing activities	
Purchase of property and equipment	-
Net cash used in investing activities	-
Cash flows from financing activities	
Capital contributions	-
Capital withdrawals	(842,165)
Net cash used in financing activities	(842,165)
Net increase in cash	74,555
Cash and cash equivalents, beginning of year	2,726,160
Cash and cash equivalents, end of year	$ 2,800,715
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Income taxes	$ 7,651
Interest	$ 1,056

Note 1—Organization and nature of business

Organization - Capitol Securities Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole shareholder of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is also an investment advisor registered under the Investment Advisors Act of 1940.

Note 2—Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Significant estimates include the outcome of pending litigation (see Note 11). Actual results could differ from the estimates included in the financial statements.

Cash and cash equivalents - For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable are comprised of receivables from broker-dealers. These are collected in a short period of time, and based on past experience, management has determined that an allowance for doubtful accounts is not necessary.

Notes receivable - advisors - Notes receivable consist of advances to certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and equipment - Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis over their estimated useful lives, which range from five to seven years. Major renewals and betterments, which extend the useful life of the asset are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of operations. Leasehold improvements are amortized over the lesser of the economic life of the improvement, or the term of the lease.

Revenue from Contracts with Customers – Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is

Note 2—Summary of significant accounting policies (continued)

when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. On December 31, 2023 all amounts were immaterial.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this if fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions for the sale of mutual funds and variable annuities and 12b-1s are recognized as revenue at the point in time the associated service is fulfilled which is based on trade date.

Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly on an as earned basis, which is when the Company believes its' performance obligation has been satisfied.

Securities transactions and expense recognition – Commission expense is recorded by the Company on a trade date basis, as securities transactions occur.

Advertising - Advertising costs are expensed as incurred by the Company.

Income taxes - The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions on December 31, 2023.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company recognizes a

Note 2—Summary of significant accounting policies (continued)

lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Fair Value Measurements – The carrying amounts of total current assets and total current liabilities approximates fair value, because of the short-term nature of these instruments. The contractual interest rates, if any, associated with these assets or liabilities are considered to be at market rates.

Deposits with Clearing Organization – Deposit with clearing organization consists of cash which has been placed with the Company's clearing organization in the normal course of business. On December 31, 2023, the Company had $100,303 in cash on deposit with the Company's clearing organization.

Note 3—Off balance sheet risk and concentration of credit risk

Off balance sheet risk - The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer.

The Company currently has a clearing agreement with Raymond James & Associates ("RJ"), to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with RJ, in accordance with the terms of its clearing agreement.

The clearing broker-dealer carries all the accounts of the customers of the Company, and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions, due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers. Customer transactions are executed promptly by the clearing-broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk - The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage of $250,000 for all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2023, the Company had net capital of $940,547 as defined under Rule 15c3-1, which exceeded the requirements by $787,870. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 2.43 to 1.

Note 5—Retirement plan

The Company provides a 401(k) savings plan, which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. The Company made matching contributions of $180,262 for the year ended December 31, 2023.

Note 6—Property and equipment

Property and equipment on December 31, 2023 consists of the following:

Computer equipment	$	153,940
Furniture and fixtures		402,507
Leasehold improvements		268,663
		825,110
Less accumulated depreciation		(707,000)
Net property and equipment	$	118,110
ROU Assets	$	2,834,839

For the year ending December 31, 2023, depreciation expense totaled $40,253.

Note 7—Operating leases

The Company has obligations as a lessee for office space at seven locations. The Company classified these leases as operating leases. Lease terms expire over the next one to nine years and contain renewal options.

Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Rent expense totaled $852,406 for the year ended December 31, 2023.

Amounts reported on the balance sheet at December 31, 2023 are as follows:

Operating Leases
Operating Lease ROU Assets	$ 2,834,839
Operating Lease Liabilities	2,898,593

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,
2024	810,997
2025	736,346
2026	691,270
2027	546,899
2028	287,363
Thereafter	226,908
	$ 3,299,783

Note 8—Notes receivable - advisors

As described in Note 2, the Company has ten outstanding notes with advisors. The agreements' payment terms specify that the borrowers will make monthly payments over various time periods as detailed in each individual note. These payments are to be withheld from the related party's monthly pay. These notes are non-interest bearing; management has determined imputed interest to be immaterial.

Note 9—Income taxes

The provision for federal and state income taxes, for the year ended December 31, 2023 is as follows:

Current income tax expense		
Federal	$	325,000
State		172,000
Provision for Income taxes	$	497,000
Deferred income tax benefit		
Federal	$	-
State		-
		-
Income tax liability	$	497,000

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as a corresponding tax liability of $497,000.

The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits in progress. The Company remains subject to examinations by federal and various state authorities for years ending after December 31, 2023.

Note 10—Related Parties

The Company has a shared service agreement with the Parent where it pays its portion of any bills that are paid at the Parent that directly relate to the Company. These expenses are recorded as management fee expense on the Company. There were $50,000 management fees paid to the Parent for the year ended December 31, 2023. The Company has an affiliated insurance agency which reimburses the Company for commissions paid to representatives for revenue generated at the agency. The revenue is recognized as part of commissions and is used to offset representative commissions expense. This amount was 1,690,881 for the year ended December 31,2023. The company is owed $444,291 from CSFG Insurance Agency at 12/31/2023

Note 11—Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results, or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. The Company's exposure to any actual losses is limited to the amount of its insurance policy deductible, which in general is $100,000 per occurrence, less any amounts the Company seeks to recover from its registered representatives, if applicable.

Note 12—Line of Credit

The Company has a line of credit of $750,000 with its financial institution at a variable interest rate. There were no funds utilized in 2023 and there was no balance as of December 31, 2023.

Note 13—Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2022 and 2023 of $15,000 and $528,496.03 respectively.

Note 14—Commitments and Contingencies

The Company has been referred to FINRA's Department of Enforcement for potential securities violations of federal securities laws. The Company, at this point, cannot assess any potential outcome or associated liabilities, if any.

Note 15—Subsequent Events

Management has evaluated subsequent events through February 28, 2024, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements

CAPITOL SECURITIES MANAGEMENT, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2023

Total stockholder's equity	$ 2,299,582
Adjustments to net capital:	
Notes receivable-advisors	(473,580)
Receivable other	(444,291)
Property and equipment	(118,110)
Prepaid Expenses	(153,065)
Other assets	(169,989)
Net capital before haircuts and other items	940,547
Other	-
Net capital	940,547
Schedule of aggregate indebtedness	
Accounts payable	100,532
Accrued expenses	2,125,870
Lease Liability	63,755
Total aggregate indebtedness	2,290,157
Computation of basic net capital requirement	
Minimum required net capital	152,678
Excess of net capital over minimum required	$ 787,870
Ratio of aggregate indebtedness to net capital	243.49%
Reconciliation with company's computation of net capital	
Net capital as reported in Company's Part IIA (Unaudited Focus Report)	$ 940,547
Net audit adjustments	-
Net capital per above	$ 940,547

There are no material differences between the above computations and those included in the Company's corresponding unaudited Form X-17A-5 as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

CAPITOL SECURITIES MANAGEMENT, INC.

SCHEDULE II and SCHEDULE III – COMPUTATION FOR DETERMINTATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE
15c3-3

DECEMBER 31, 2022

SCHEDULE II

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SCHEDULE III

The Company has complied with the exemptive requirements of the Securities and Exchange Commission Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2023.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Capitol Securities Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Capitol Securities Management, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Capitol Securities Management, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Capitol Securities Management, Inc. stated that Capitol Securities Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to retail and mutual funds via subscription, and investment advisory services, broker selling variable like insurance and annuities, put and call broker and investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capitol Securities Management, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capitol Securities Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida
February 28, 2024

CAPITOL SECURITIES MANAGEMENT, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALER UNDER RULE 17a-5 OF THE SECURITIES EXCAHNGE
ACT OF 1934

DECEMBER 31, 2023

Capitol Securities Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) retail and mutual funds via subscription and investment advisory services; (2) broker selling variable like insurance and annuities (3) put and call broker ; and/or (4) investment advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capitol Securities Management, Inc.

I, ___Irina Zubov___ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Type text here

Irina Zubov
_____
Irina Zubov, Director of Finance

January 31, 2024